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Decarolis Cycling

Bicycle Shop

2302 TURNPIKE ST
NORTH ANDOVER, MA 01845
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Open until 6:00 PM
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Data Room
Updates 1
Discussion
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Early Investor Bonus: The investment multiple is increased to 1.6× for the next $20,000 invested.
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THE PITCH
Decarolis Cycling is seeking investment to expand inventory.
Operating Pop-upsGenerating RevenueLease Secured
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.
REVIEW SPECIFICS
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OUR STORY

Decarolis Brothers Cycles provides a high level of service and quality bikes to all of their customers. An experience that lets riders build their own bikes for a great price. Luca, the founder, and bike-enthusiast, wants his shop to be a welcoming and inviting community bicycle shop that offers bikes for all ages and skill levels.

In addition to comprehensive professional repair and maintenance services, Decarolis produces their own brand of high-end performance bicycles.
De Carolis Brothers Cyclists will be the exclusive distributor of the Decarolis brand. Using the shop as a hub for distribution to both end users and wholesalers, Decarolis Brothers Cyclists wants to introduce superior quality products at aEordable price points to American consumers.
The Company will carry the full Decarolis line, including: bicycles and components, clothing, and accessories.
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Market Analysis

The Company's location in North Andover, Massachusetts (Essex County) places it in a populous and affluent region. Neighboring Middlesex County is the most populous county in New England, and ranked tenth in the United States in the most millionaires by county

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TRACTION & VALIDATION

Decarolis Brothers Cyclists has been operating since April, 2014 and has since achieved the following milestones:

Had two operating locations in Lawrence and Tewksbury, MA.

Consolidated total operations into one location in North Andover, MA

Achieved revenue of $785,729 in 2018 from two locations, which then went to $698,766 in 2019 after consolidating operations into the North Andover location

Had Cost of Goods Sold (COGS) of $322,976, which represented gross proLt margin of 59% in 2018. COGS were then $307,746 the following year, which implied gross profit margin of 56%.

Achieved profit of $121,127 in 2018, which then grew to $248,867 in 2019.

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THE TEAM

Luca De Carolis

Manager

Luca De Carolis is an experienced entrepreneur and former semi-professional cyclist and worked as the Deputy Manager and Sales Director of Capobianchi, a bicycle and motorcycle retail and repair firm in Rome. He has held this position since 2005, and is responsible for managing the store's ecommerce site as well as all on premises sales and service. He also founded a travel agency specializing in bicycle tours in 2010 called Viaggi in Bici, which he continues to manage. Luca has completed advanced English language studies at Institute WallStreet in Fiumicino, and is also a skilled website developer and ecommerce professional. His semi-pro cycling career bestowed a strong sense of discipline, teamwork, and the ability to work relentlessly in pursuit of a goal.

Updates

MARCH 3RD, 2020

Luca - Owner

Hi to everyone and thank you so much for your support on our campaign, we are getting really close to the spring and as you can see from the pictures we are ready the beginning of new season, 2020 will be a great year !

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Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Inventory $48,800

Marketing and Event Sponsorship $5,000

Working Capital $10,000

Payroll $30,200

Mainvest Compensation $6,000

Total $100,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$1,048,895	$1,455,093	$2,052,184	$2,917,933	$4,216,263
Cost of Goods Sold	$338,050	$342,850	$342,850	$342,850	$342,850
Gross Profit	$710,845	$1,112,243	$1,709,334	$2,575,083	$3,873,413

EXPENSES

Salaries	$130,000	$136,000	$142,300	$148,915	$155,860
Depreciation and Amortization:	$31,466	$43,652	$71,826	$102,127	$168,650
Income Tax Expense	$74,399	$146,910	$226,820	$367,448	$575,398
Selling, General and Administrative	$157,800	$159,378	$160,971	$162,581	$164,207
Operating Profit	$317,180	$626,303	$1,107,417	$1,794,012	$2,809,298

This information is provided by Decarolis Cycling. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Offering Memorandum

Investor Agreement

2019 Balance Sheet

2019 Income Statement

2020 Balance Sheet

2020 Income Statement

Investment Round Status

Target Raise $100,000

Maximum Raise $180,000

Amount Invested $0

Investors 0

Investment Round Ends September 10, 2021

Summary of Terms

Legal Business Name DECAROLIS BROTHERS CYCLISTS

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $20,000 invested

1.6×

Investment Multiple 1.4×

Business's Revenue Share 2.1%-3.8%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date April 1, 2025

Financial Condition

Historical milestones

Decarolis Brothers Cyclists has been operating since April, 2014 and has since achieved the following milestones:

Had two operating locations in Lawrence and Tewksbury, MA

Consolidated total operations into one location in North Andover, MA

Achieved revenue of $785,729 in 2018 from two locations, which then went to $698,766 in 2019 after consolidating operations into the North Andover location.

Had Cost of Goods Sold (COGS) of $322,976, which represented gross profit margin of 59% in 2018. COGS were then $307,746 the following year, which implied gross profit margin of %56.

Achieved profit of $121,127 in 2018, which then grew to $248,867 in 2019.

Historical financial performance is not necessarily predictive of future performance.

Other outstanding debt or equity

As of 1/15/20, Decarolis Brothers Cyclists has debt of $88,506 outstanding and a bank account balance of $16,233. This debt is sourced primarily from Business Bacher and will be senior to any investment raised on Mainvest. In addition to the Decarolis Brothers Cyclists's outstanding debt and the debt raised on Mainvest, Decarolis Brothers Cyclists may require additional funds from alternate sources at a later date.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of DECAROLIS BROTHERS CYCLISTS to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

DECAROLIS BROTHERS CYCLISTS operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Limited Operating History

DECAROLIS BROTHERS CYCLISTS is a newly established entity and has no history for prospective investors to consider.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. DECAROLIS BROTHERS CYCLISTS competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from DECAROLIS BROTHERS CYCLISTS's core business or the inability to compete successfully against the with other competitors could negatively affect DECAROLIS BROTHERS CYCLISTS's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in DECAROLIS BROTHERS CYCLISTS's management or vote on and/or influence any managerial decisions regarding DECAROLIS BROTHERS CYCLISTS. Furthermore, if the founders or other key personnel of DECAROLIS BROTHERS CYCLISTS were to leave DECAROLIS BROTHERS CYCLISTS or become unable to work, DECAROLIS BROTHERS CYCLISTS (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which DECAROLIS BROTHERS CYCLISTS and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, DECAROLIS BROTHERS CYCLISTS is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

DECAROLIS BROTHERS CYCLISTS might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If DECAROLIS BROTHERS CYCLISTS is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt DECAROLIS BROTHERS CYCLISTS

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect DECAROLIS BROTHERS CYCLISTS's financial performance or ability to continue to operate.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither DECAROLIS BROTHERS CYCLISTS nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

DECAROLIS BROTHERS CYCLISTS will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and DECAROLIS BROTHERS CYCLISTS is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although DECAROLIS BROTHERS CYCLISTS will carry some insurance, DECAROLIS BROTHERS CYCLISTS may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, DECAROLIS BROTHERS CYCLISTS could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect DECAROLIS BROTHERS CYCLISTS's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of DECAROLIS BROTHERS CYCLISTS's management will coincide: you both want DECAROLIS BROTHERS CYCLISTS to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want DECAROLIS BROTHERS CYCLISTS to act conservative to make sure they are best equipped to repay the Note obligations, while DECAROLIS BROTHERS CYCLISTS might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If DECAROLIS BROTHERS CYCLISTS needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with DECAROLIS BROTHERS CYCLISTS or management), which is responsible for monitoring DECAROLIS BROTHERS CYCLISTS's compliance with the law. DECAROLIS BROTHERS CYCLISTS will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if DECAROLIS BROTHERS CYCLISTS is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if DECAROLIS BROTHERS CYCLISTS fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of DECAROLIS BROTHERS CYCLISTS, and the revenue of DECAROLIS BROTHERS CYCLISTS can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of DECAROLIS BROTHERS CYCLISTS to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

This information is provided by Decarolis Cycling. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.

Investor Discussion

Decarolis Cycling isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.

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